SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  July 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: July 31, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:  Controller

EXHIBIT INDEX

Exhibit

Description

1.

Audited Consolidated Financial Statements as at 31 March 2006;

2.

Management Discussion and Analysis as at 31 March 2006;

3.

Certification Letter, Chief Executive Officer and,

4.

Certification Letter, Controller.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Consolidated Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Vannessa Ventures Ltd.

(a development stage enterprise)

We have audited the consolidated balance sheets of Vannessa Ventures Ltd. (a development stage enterprise) as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,

July 25, 2006.	Chartered Accountants

VANNESSA VENTURES LTD.

( a development stage enterprise)

Consolidated Balance Sheets

March 31, 2006 and 2005

(In Canadian Dollars)

	2006	2005
	- $ -	- $ -
A S S E T S (Note 9)

Current
Cash	$ 1,675,350	$ 1,062,716
Amounts receivable	149,405	179,779
Prepaid expenses	78,039	52,755

	1,902,796	1,295,250

Capital Assets (Note 4)	1,738,312	553,362

Mineral Interests (Note 5)	7,000,771	6,533,625

	$ 10,641,877	$ 8,382,237

L I A B I L I T I E S

Current Liabilities
Accounts payable and accrued liabilities (Note 7)	$ 2,612,481	$ 888,816

Convertible debenture payable (Note 9)	3,539,401	-

	6,151,882	888,816

S H A R E H O L D E R S’ E Q U I T Y

Share Capital (Note 6)	45,470,220	43,100,845
Contributed Surplus (Note 8)	2,692,812	2,082,113
Other Paid in Capital (Note 9)	1,490,475	-
Deficit	(45,163,512)	(37,689,537)

	4,489,995	7,493,421

	$ 10,641,877	$ 8,382,237

Nature of Operations (Note 1)

Commitments (Note 14)

Subsequent Events (Note 11)

On behalf of the Board:

“John Morgan” (Director)

“George Chapel” (Director)

-See Accompanying Notes-

VANNESSA VENTURES LTD. ( a development stage enterprise) Consolidated Statements of Operations and Deficit March 31, 2006, 2005 and 2004 (In Canadian Dollars)

	2006	2005	2004
General and Administrative Expenses
Amortization	$ 20,534	$ 40,648	$ 24,570
Automotive	-	112	9,776
Bank charges and interest	9,379	13,221	9,568
Consulting	64,481	83,584	263,199
Insurance	21,500	10,750	23,318
Investor relations	68,994	90,299	61,336
Office and miscellaneous	54,152	72,992	44,447
Office wages and services	499,061	470,542	83,649
Professional fees	324,165	196,333	201,608
Provision for doubtful account	89,511	-	-
Rent	67,450	80,417	100,208
Stock-based compensation (Note 8)	528,605	624,736	454,671
Telephone	17,877	25,448	40,404
Transfer agent and listing fees	59,519	26,298	38,483
Travel and accommodation	35,339	80,310	92,653
	(1,860,567)	(1,815,690)	(1,447,890)

Project Development Expenses
Consulting	714,287	305,996	408,249
Arbitration	1,222,957	217,910	10,887
	(1,937,244)	(523,906)	(419,136)

Other Items
Impairment of mineral interests (Note 5)	(3,378,614)	(2,824,335)	(4,160,561)
Loss on disposal of mineral interests (Note 3)	-	(220,901)	-
Gain on disposal of capital assets (Note 5(d) (ii))	-	-	392,515
Interest expense and financing costs	(302,054)	-	-
Interest income	4,50442,159	42,159	54,030
	(3,676,164)	(3,003,077)	(3,714,016)
Net loss	(7,473,975)	(5,342,673)	(5,581,042)
Deficit, beginning of year	(37,689,537)	(32,346,864)	(26,765,822)

Deficit, end of year	$(45,163,512)	$ (37,689,537)	$ (32,346,864)

Net loss per share – basic and diluted	$ (0.086)	$ (0.07)	$ (0.09)
Weighted average number of common shares outstanding – basic and diluted	86,129,983	76,875,180	60,431,353

-See Accompanying Notes-

VANNESSA VENTURES LTD. Consolidated Statements of Cash Flows ( a development stage enterprise) March 31, 2006, 2005 and 2004 (In Canadian Dollars)

	2006	2005	2004

Operating activities
Net loss	$7,473,975	$ (5,342,673)	$ (5,581,042)
Items not involving cash:
Amortization	20,534	40,648	24,570
Provision for doubtful account	89,511	-	-
Convertible debenture accretion (Note 9)	29,876	-	-
Gain on disposal of capital assets (Note (5)(d)(ii)) (d) (d) (ii)	-	-	(392,515)
Stock based compensation	528,605	624,736	454,671
Loss on disposal of mineral interests	-	220,901	-
Impairment of mineral interests	3,378,614	2,824,335	4,160,561

	(3,426,835)	(1,632,053)	(1,333,755)

Changes in non-cash working capital items
Amounts receivable	(59,137)	(108,913)	(23,499)
Prepaid expenses	(25,284)	(8,847)	14,218
Accounts payable	1,723,665	(102,119)	(134,255)

Cash used in operating activities	(1,787,591)	(1,851,932)	(1,477,291)

Investing activities
Sale (purchase) of short term investments	-	4,344,575	(4,344,575)
Purchase of capital assets	(1,200,466)	(88,748)	(77,988)
Proceed on disposal of mineral interests (Note 3)	-	107,820	-
Proceeds on disposal of capital assets (Note 5 (d)(ii))	-	-	392,515
Mineral interests expenditures (net of recoveries)	(3,123,684)	(3,729,078)	(3,115,319)

Cash provided by (used in) investing activities	(4,324,150)	634,569	(7,145,367)

Financing activities (Note 7)
Shares issued for cash (Note 6)	1,724,375	2,047,600	8,283,500
Convertible debenture (Note 9)	5,000,000	-	-

Cash provided by financing activities	6,724,375	2,047,600	8,283,500

Increase (decrease) in cash	612,634	830,237	(339,158)
Cash, beginning of year	1,062,716	232,479	571,637

Cash, end of year	$ 1,675,350	$ 1,062,716	$ 232,479

-See Accompanying Notes-

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, “Enterprises in the Development Stage”, and is engaged in the acquisition, exploration and development of mineral interests.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") on a "going concern" basis, which presumes the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2006 the Company has incurred an accumulated deficit from operations of approximately $45 million and has a working capital deficiency of approximately $710,000. Funding for operations is raised primarily through public and private share offerings and debt financing, of which significant amounts have been provided by the Company's controlling shareholder.

There is considerable uncertainty regarding the Company’s ability to operate as a going concern without the continued support of the Company’s major shareholders and future operations are dependent on raising sufficient funding through share offerings, debt financing, joint venture participations or from profitable operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)

Capital Assets and Amortization

Capital assets are recorded at cost.  Amortization of assets in use is provided at the following annual rates:

Computer equipment

  30%

Declining balance

Computer software

100%

Straight line

Exploration and processing equipment

  20%

Declining balance

Office furniture and equipment

  20%

Declining balance

Vehicles

  30%

Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Capital Assets and Amortization (continued)

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over their estimated lives and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.

Capital assets not in use and held for sale are included in capital assets in the balance sheet and valued at the lower of amortized cost and estimated net recoverable value..

The carrying value of all categories of capital assets are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(c)

Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)

Mineral Interests and Exploration Costs

The Company is in the process of exploring and developing mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Title to mineral interests include options, leases, concessions, participating interests and direct title.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Crucitas project in Costa Rica and the Maple Creek, Potaro, Paint Mountain and Marudi concessions in Guyana, are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Cost recoveries during exploration

Joint Venture Participation and Accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Cost recoveries during exploration (continued)

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)

Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants, stock options and the conversion feature of the convertible debenture have been excluded as they are anti-dilutive.

(g)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)

Risk Management

The Company does not use derivative instruments to reduce its exposure to credit, foreign currency, interest rate or cash flow risks.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions. Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair values.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Future Income Taxes

The liability method is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not that they will not be realized in the future.

(j)

Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants and records the fair value of all awards as a credit to contributed surplus. The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to mineral interests for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)

Financial instruments

Financial instruments include cash, accounts receivable, accounts payable and the convertible debenture.  Management believes that the carrying values of these instruments approximate their fair values.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

3.

DISPOSAL OF MINERAL INTERESTS

During the year ended March 31, 2005, the Company disposed of its mineral interests in the La Fe/Yuruan/Kilometre 88 region located in Venezuela due to the negative political environment following the initiation of International Arbitration against the Venezuelan Government regarding the Company’s Las Cristinas property. (Note 5 (d)(ii))

The loss on disposal of these concessions was as follows:

$
Acquisition costs	902,251
Accumulated exploration expenditures	2,540,233
Accumulated impairment charges	(3,113,763)
Net book value	328,721
Proceeds of disposition	(107,820)
Loss on disposition	220,901

The concessions located in the Kilometre 88 region were returned to the former owner, Boralis Holdings A.V.V., for nil proceeds and consideration to pay the Company 80% of all future net benefits realized from these concessions. No value has been attributed to future consideration. (Note 7)

4.

CAPITAL ASSETS

	2006			2005
Assets in use:	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 88,976	63,505	$ 25,471	$ 36,386
Computer software	52,253	52,253	-	-
Office furniture and equipment	261,208	170,450	90,758	77,298
Exploration and processing equipment	1,974,795	652,208	1,322,587	183,511
Vehicles	321,839	204,685	117,154	73,825
	2,699,071	1,143,201	1,555,970	371,020
Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 2,881,413	1,143,201	$ 1,738,312	$ 553,362

Amortization of exploration and processing equipment not in use has not been recorded as these assets  are being held for sale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS

A summary of the carrying values of the Company’s mineral interests by areas of interest:

	2006	Current Charges	2005	2004
BRAZIL
Parima
Acquisition costs	$ 1		$ 1	$ 1
Exploration costs	64,093	3,490	60,603	56,974
Impairment charges	(64,093)	(3,490)	(60,603)	(56,974)
Total – Brazil	1	-	1	1

COSTA RICA
Crucitas Gold Project
Acquisition costs	2,669,504		2,669,504	2,399,572
Exploration and permitting costs	6,390,954	1,937,414	4,453,540	3,461,672
Impairment charges	(4,081,850)	(1,460,113)	(2,621,737)	(1,629,869)
Total – Costa Rica	4,978,608	477,301	4,501,307	4,231,375

GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	5,079,414	598,515	4,480,899	3,287,522
Impairment charges	(4,290,720)	(855,269)	(3,435,451)	(2,242,074)
Dedicated capital assets	1,527,551	(388,246)	1,915,797	2,350,187
Diamond inventory from bulk sampling	65,481	-	65,481	9,120
	2,381,726	(645,000)	3,026,726	3,404,755
Less: contributed by joint venturer	(2,354,304)	645,000	(2,999,304)	(2,999,304)
	27,422	-	27,422	405,451

Potaro Concessions
Acquisition costs	54,378	-	54,378	54,378
Exploration costs (net of recoveries)	3,495,959	204,815	3,291,144	3,237,443
Diamond inventories from bulk sampling	41,170	-	41,170	41,170
Impairment charges	(3,491,507)	(204,815)	(3,286,692)	(3,232,991)
	100,000	-	100,000	100,000

Marudi Mountain Gold Project
Acquisition costs	144,000	-	144,000	144,000
Exploration costs	1,957,887	297,908	1,659,979	839,317
Impairment charges	(297,908)	(297,908)	-	-
	1,803,979	-	1,803,979	983,317

South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557	218,557
Exploration costs	461,350	13,104	448,246	448,246
Impairment charges	(589,146)	(13,104)	(576,042)	(576,042)
	90,761	-	90,761	90,761
Total – Guyana	2,022,162	-	2,022,162	1,579,529

VENEZUELA
La Fe / Yuruan / Kilometre 88
Acquisition costs	-	-	-	902,251
Exploration costs	-	-	-	2,211,512
Impairment charges	-	-	-	(3,113,762)
	-	-	-	1

Las Cristinas
Acquisition costs	122,635	-	122,635	122,635
Carrying costs	5,032,996	533,761	4,499,235	3,917,475
Impairment charges	(5,155,630)	(543,915)	(4,611,715)	(4,029,955)
	1	(10,154)	10,155	10,155
Total - Venezuela	1	(10,154)	10,155	10,156
TOTAL – MINERAL INTERESTS	$7,000,771	$467,146	$6,533,625	$ 5,821,061

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(a)

Brazil

Parima

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at year end, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b)

Costa Rica

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Acquisition costs are comprised of the following:

$
A cash payment	25,000
Issuance of 250,000 common shares	287,500
Payment of certain trade payables	619,976
Staged payments totaling $ 1,000,000 US	1,487,932
A December 31, 2004 payment finalizes all initial acquisition obligations.
Interest on staged payments	133,470
Finder’s fee of 80,000 common shares	92,000
Acquisition fees and other costs	23,626
2,669,504

Payment of two  net smelter royalties of 1% each on all production from start-up to a maximum of $20 million U.S. and $3 million U.S. is payable to the respective vendors.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (continued)

Through its wholly owned subsidiary, Industrias Infinito S.A., the Company has successfully concluded the environmental permitting process for its Crucitas gold project located in North Central Costa Rica.  The final resolution, (Resolución No 3638-2005-SETENA), was issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005. The final resolution follows the approval of the Environmental Impact Statement which was announced in early September of 2005  indicating the Company had complied with all of the requisites of Costa Rican mining and environmental regulations. This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent of the identified gold resources. The final resolution has also specified the amount of the required Environmental Performance Bond as US$ 600,000.

Prior to obtaining this final resolution, due to the uncertainty of the outcome of the permitting process, the Company had impaired all expenditures since fiscal 2003. Upon receipt of this resolution, the Company has discontinued recording impairment charges on subsequent expenditures and is in the process of developing the project.

Previously, the Company notified the Canadian Government and Costa Rican Government it will maintain its option to pursue the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

 (c)

Guyana

(i)

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	2006			2005
	Cost	Amortization	Net	Net
Exploration equipment	$ 1,852,429	$ 936,796	$ 915,633	$ 1,142,401
Processing plant	1,043,544	477,551	565,993	707,492
Vehicles	121,546	75,621	45,925	65,904
	$ 3,017,519	$ 1,489,968	$ 1,527,551	$ 1,915,797

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through an operating company, Vanarde Mining Inc. (“Vanarde”). The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(i)

Maple Creek Concessions (Continued)

Pursuant to this agreement, advances totaling $2,999,304 had been received from the joint venture participant, net of finders’ fees. These advances were designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain was recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

On July 14, 2005, the Company re-acquired the 40% minority interest in Vanarde Mining Inc., the owner of Vannessa's Potaro diamond project, for the issuance of 1,500,000 common shares having a value of $645,000 which was determined  by estimating the proportional net asset value of the mobile mining equipment and other infrastructure on site.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions. In prior years, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan. Until the bulk sampling indicates economic values, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.

(ii)

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

Cash payment $29,000 US	$ 42,828
Finder’s fee of 15,000 common shares	11,550
$ 54,378

After a review of plans and operations in this area, management is continuing to record impairment charges to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(iii)

Marudi Mountain

In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter of agreement was replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares	$ 140,000
A finder’s fee of 10,000 shares	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to certain conditions.

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable value.

(iv)

Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain. In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore approximately 32.92 square kilometers of territory adjacent to the Marudi property.

Exploration plans in this regard are being evaluated by management for future implementation.

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable  value.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During the year ended March 31, 2005, management disposed of these concessions for proceeds of $107,820 (Note 3).

(ii)

Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

Acquisition (Continued)

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Title dispute and legal proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela. A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. Accordingly, as part of the requirements for entering into the process of International Arbitration, the Court proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa in Venezuela have been waived by the Company.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

International Arbitration (Continued)

Vannessa and its Venezuelan subsidiaries are claiming:

•

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

•

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company, are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

•

It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date plus interest as well as lost profits.

On July 9, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada. On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property (See Subsequent Event Note 11 (e)).

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

Carrying costs

Carrying costs by period incurred relating to Minca’s mineral interests comprise the following:

	2006	2005	2004

Administrative salaries	$66,208	$ 72,160	$ 179,385
Community relations	35,831	39,053	68,871
General administration	127,150	138,586	82,382
Legal costs	237,839	259,226	250,482
Rent, utilities and taxes	48,477	52,837	27,557
Travel	18,256	19,898	46,756
	$ 533,761	$ 581,760	$ 655,433

Due to the Company’s ongoing disputes outlined above, the Company  continues to record impairment charges equal to the direct carrying costs incurred for its Las Cristinas interest. Additional arbitration and related costs incurred by the Company are not included in these carrying costs.

Disposal of Capital Asset

In 2004, the Company disposed of a capital asset located in the United States acquired as part of the Placer Dome de Venezuela C.A. acquisition for proceeds of $392,515. The asset had been idle, had not been used in operations and had no value assigned to it on the acquisition of Placer Dome de Venezuela C.A. Accordingly, a gain of $392,515 was recorded in income during the year ended March 31, 2004.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

6.

SHARE CAPITAL

The Company’s authorized and issued share capital is as follows:

	2006		2005		2004
	Number	$	Number	$	Number	$
	of Shares		of Shares		of Shares
Authorized
250,000,000 common shares without par value

Issued
Balance, beginning of year	81,471,353	$ 43,100,845	75,051,353	$ 41,053,245	54,501,353	$ 32,749,745
Private placement (a)	-	-	4,805,500	1,537,760	4,300,000	1,505,000
Warrants exercised (a)	4,000,000	1,600,000	-	-	-	-
Options exercised (b)	-	-	170,000	47,600	200,000	56,000
Private placement (c)	-	-	-	-	13,500,000	5,400,000
Warrants exercised (c) and (d)	287,500	124,375	-	-	-	-
Private placement (d)	-	-	1,444,500	462,240	2,500,000	1,500,000
Finder's fee (cash) (d)	-	-	-	-	-	(177,500)
Mineral properties (e)	-	-	-	-	50,000	20,000
Purchase subsidiary minority interest (f)	1,500,000	645,000	-	-	-	-
Balance, end of year	87,258,853	$ 45,470,220	81,471,353	$ 43,100,845	75,051,353	$ 41,053,245

(a)

In fiscal 2005, pursuant to a non-brokered private placement, 4,805,500 (2004 – 4,300,000) units were issued at a price of $0.32 (2004 - $0.35) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.40) per share until December 22, 2006 (2004 – June 4, 2005). 4,000,000 of the 2004 warrants were exercised during the year ended March 31, 2006 and 300,000 expired (See Note 11(d)).

(b)

 In fiscal 2005, stock options totaling 170,000 (2004 – 200,000) were exercised at a price of $0.28 (2004 - $0.28) per share.

(c)

 Pursuant to a non-brokered private placement in fiscal 2004, 13,500,000 units were issued at a price of $0.40 per unit. Each unit consisted of one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 per share until October 15, 2005.  During the year ended March 31, 2006, pursuant to the exercise of warrants, 187,500 shares were issued at a price of $0.45 per warrant.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

(d)

 In fiscal 2005, pursuant to a non-brokered private placement, 1,444,500 (2004 – 2,500,000) units were issued at a price of $0.32 (2004 - $0.60) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.66) per share until January  7, 2007 (2004 – February 18, 2006) (See (a) below). Finder’s fees of $nil (2004 - $177,500) was paid pursuant to this financing.  During the year ended March 31, 2006, pursuant to the exercise of warrants, 100,000 shares were issued at a price of $0.40 per warrant.

(e)

 In fiscal 2004 and pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, a final payment of 50,000 common shares were issued to the vendor at the price established at the date of the agreement of $0.40 per share (Note 5 (c) (iii)).

 (f)

On July 14, 2005. the Company acquired the 40% minority interest in Vanarde Mining Inc., the owner of the Company’s Potaro diamond project, for 1,500,000 common shares at a price of $0.43 per common share.

The continuity of the Company’s share purchase warrants is as follows:

	Warrants Outstanding		Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2003	6,780,000
Issued	4,300,000	(a)	0.40	June 4/05
Issued	10,125,000	(c)	0.45	Oct. 15/05
Issued	2,500,000	(d)	0.66	Feb. 18/07	0.82
Balance – March 31, 2004	23,705,000				1.21
Issued	4,805,500	(a)	0.40	Dec. 22/06	0.65
Issued	1,444,500	(d)	0.40	Jan. 7/07	0.62
Expired	(300,000)		2.00	May 22/04
Balance – March 31, 2005	29,655,000				0.78
Expired	(2,000,000)		0.55	Dec /16/05
Exercised	(4,000,000)	(a)	0.40	June 4/06
Expired	(300,000)	(a)	0.40	June 4/06
Exercised	(100,000)	(b)	0.40	Sept 12/06
Exercised	(187,500)	(c)	0.45	Oct 15/05
Expired	(9,937,500)	(c)	0.45	Oct 15/05
Balance – March 31,2006	13,130,000		0.62		0.69

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

During fiscal 2006, regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

(a)

780,000 and 2,500,000 warrants with an expiry date of February 18, 2006 have been extended to February 18, 2007; the exercise price is $0.66 per share.

See Note 9 for additional warrants that could be issued in connection with the Convertible Debenture.

As at March 31, 2006 and 2005, there were no escrow shares outstanding or voluntary pooling arrangements.

At March 31, 2006, the Company had share purchase warrants outstanding as follows:

Outstanding         Exercise Price               Expiry

 Warrants

        per Warrant                   Date

            780,000                      $0.66              February 18, 2007

         1,700,000                        1.06              August 26, 2006

         2,000,000                       0.89              August 28, 2006

         2,500,000                       0.66              February 18, 2007

         4,805,500                       0.40              December 22, 2006

         1,344,500                       0.40              January 7, 2007

       _________

       13,130,000

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted (Note 8)	1,875,000	$0.28
Exercised	(200,000)	$0.28
Expired	(200,000)	$(0.85)
Balance – March 31, 2004	3,500,000	$0.64	3.57
Granted (Note 8)	1,630,000	$0.28
Exercised	(170,000)	$0.28
Expired	(210,000)	$(0.85)
Balance – March 31, 2005	4,750,000	$0.64	3.29
Granted (Note 8)	1,525,000	$0.60
Expired	(490,000)	$(0.76)
Balance – March 31, 2006	5,785,000	$0.58	2.88

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

At March 31, 2006, the Company had share purchase options outstanding to directors and employees exercisable as follows:

Outstanding	Exercise Price	Expiry Date
165,000	$0.95 per share	July 4, 2006
1,240,000	$0.95 per share	July 4, 2007
1,270,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
1,510,000	$0.45 per share	September 2, 2009
1,425,000	$0.60 per share	August 26, 2010
5,785,000

7.

RELATED PARTY TRANSACTIONS

The Company incurred expenditures for consulting services from two companies controlled by two Directors and, the retention of a Director to provide professional project management services to the Crucitas gold project  commencing in September 2005 which became direct employment commencing January 1, 2006.

The expenditures were allocated as follows:

	2006	2005	2004
Charged to head office administration	$ 160,016	$ 60,000	$ 140,016
Charged mineral interests	44,891	89,280	191,697
	$ 204,907	$ 149,280	$ 331,713

The agreements are on a month-to-month basis and will remain in force from year to year until such time as notice of termination is given by either party.

Stock-based compensation related to options awarded to directors of the Company totaled $460,527 (2005 - $506,543; 2004 - $387,104).

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties (Note 3).

During fiscal 2006, the Company paid debt financing structuring fees of $150,000 to the controlling shareholder related to $3 million of short term financing (bearing interest at 9.5% and which was repaid during the year) and related to the convertible debenture (Note 9). These fees were expensed during fiscal 2006 as interest and financing costs.

Related party transactions have been recorded at their exchange amounts.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

8.

CONTRIBUTED SURPLUS

During the year, the Company granted 1,525,000 (2005 – 1,630,000; 2004 - 1,875,000) stock options to directors and employees. Options vest immediately on the grant date. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.40 (2005 - $0.42; 2004 - $0.28) per option for a total value of $610,698 (2005 - $688,053; 2004 - $527,869) of which $528,605 (2005 - $624,736: 2004 - $454,671) was charged to operations and $82,093 (2005 - $63,317; 2004 – 73,198) was allocated to mineral interests.

Assumptions used in this model were as follows:

	2006	2005	2004
Risk free interest rate	4.24%	2.63%	3.89%
Dividend yield	-	-	-
Volatility factor	80%	121%	91%
Expected option life	5 years	5 years	5 years

The continuity of contributed surplus is as follows:
Balance, beginning of year	$ 2,082,113	$ 1,394,060	$ 866,192
Value of stock-based compensation granted	610,698	688,053	527,868
Balance, end of year	$ 2,692,811	$ 2,082,113	$ 1,394,060

9.

CONVERTIBLE DEBENTURE

On March 1, 2006, the Company issued a non-brokered private placement of a collateralized convertible debenture to Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder.  The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share.  The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries.  The Company  agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

9.

CONVERTIBLE DEBENTURE (Continued)

The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $3.5 million which amount will be accreted to its face value of $5.0 million through interest expense charges computed at 25% per annum through to January 31, 2009. The balance of the convertible debenture approximating $1,500,000 has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

10.

NON-CASH ITEMS EXCLUDED FROM CASH FLOWS

The following non-cash amounts have been excluded from mineral interests and share capital on the statements of cash flows:

	2006	2005	2004
Mineral interests
Stock-based compensation	$ 82,093	$ 63,317	$ 73,197
Amortization of capital assets used in exploration	424,535	515,104	512,952
Shares issued for the acquisition of mineral interests	645,000	-	20,000

Share capital
Shares issued for the acquisition of mineral interests	$ 645,000	$ -	$ 20,000

11.

SUBSEQUENT EVENTS

(a)

On April 13, 2006, the Company borrowed $1,500,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after June 30, 2006 and is secured by a general security agreement over the Company's assets.

(b)

On May 5, 2006, a  Director of the  Company exercised  300,000 options at a price of $0.28 per option for proceeds of $84,000.

(c)

On June 19, 2006, the Company  borrowed an additional $1,500,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after August 31, 2006 and is secured by a general security agreement over the Company's assets.

(d)

  On July 12, 2006, Exploram exercised 4,805,500 warrants at a price of $0.40 per warrant for proceeds of $1,922,200.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

11.

SUBSEQUENT EVENTS (Continued)

(e)

The Company submitted its Memorial to ICSID setting out its argument and written evidence  on    January 13, 2006. Venezuela recently raised objections  regarding the tribunal’s jurisdiction in this matter and  the Tribunal has  scheduled a hearing to address Venezuela’s  objections  in May  2007.  Counsel has   advised  the  Company   that jurisdictional  objections  are  not  uncommon  in  arbitration cases of this kind.  The Company  remains  confident  in  its  position  that  the Tribunal has   jurisdiction  to arbitrate this dispute.  A hearing on the merits of the  claim will  be scheduled  if the Tribunal rules in the Company’s favor on the jurisdictional objection.

  (f)

On July 4, 2006, 165,000 stock options to directors and employees expired.

.

12.

SEGMENTED INFORMATION

	2006	2005
Identifiable assets by geographical location are as follows:

Canada	$ 1,703,944	$ 1,116,362
Brazil	8,944	8,944
Costa Rica	6,576,329	4,785,724
Guyana	2,208,443	2,359,667
Venezuela	144,217	111,540
	$ 10,641,877	$ 8,382,237

13.

POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets in accordance with corporate income tax filings  are made up as follows:

	2006	2005
Future income tax assets:
Non-capital losses carried forward	$ 11,309,694	$ 8,190,001
Property plant and equipment	1,504,470	1,504,470
Mineral property interests	2,323,247	2,323,247

	15,137,411	12,017,718

Estimated Tax Rate	37%	37%

Subtotal	5,600,842	4,446,556

Capital losses carried forward (est. tax rate of 25%)	3,133,783	3,133,783

Future income tax assets before valuation allowance	8,734,625	7,580,339

Valuation allowance	(8,734,625)	(7,580,339)
Net Future income tax assets	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

VANNESSA VENTURES Ltd.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

13.

POTENTIAL FUTURE INCOME TAX ASSETS (Continued)

At March 31, 2006, the Company has non-capital losses remaining to be carried forward of approximately $11,310,000 (2005 - $8,190,000; 2004 - $6,690,000) which may be available to offset future income for income tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (2005 - $2,323,000; 2004 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $12,535,000 (2005 - $12,535,000; 2004 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

14.

COMMITMENTS

(a)

Effective March 1, 2004, the Company moved its head office to Calgary, Alberta and entered into a lease agreement for office premises in its new location for a period of three years at a cost of $49,457 per annum.

(b)

The Company entered into a lease agreement expiring May 31, 2006 for its premises in Guyana requiring lease payments of $19,200 U.S. per year. The lease was renewed, effective June 1, 2006, for another one year term at a cost of $19,200 U.S. per year.

15.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current presentation.

Vannessa Ventures Ltd.

Schedule “C”

Management Discussions & Analysis

March 31, 2006

Introduction

Vannessa Ventures Ltd. (the “Company”) is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange and as at July 25, 2006 the Company has 87,258,853 shares outstanding.

The following Management Discussion and Analysis (“MD&A”) contains assumptions, estimates and other forward looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events. Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company’s business and compares its fiscal year 2006 financial results with those of the previous 2005 fiscal year results. The MD&A should be read in conjunction with the consolidated financial statements and related notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US registration with the S.E.C. under the Sarbanes-Oxley Act 2002.

During the fiscal year ended March 31, 2006, the Company continued its advancement of mineral projects focusing on Costa Rica and Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela.continuing.  The Company received approval of its Environmental Impact Study on the Crucitas project in Costa Rica which is a very significant step forward in the approval process for the Crucitas mine development and a detailed feasibility study on the project is being completed.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2004 through 2006.

The table below also contains selected financial information of the Company derived from the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for each of the last eight quarters ending with the quarter ended March 31, 2006.

SELECTED ANNUAL INFORMATION
For the Years Ended March 31, 2006, 2005, 2004

							For the Years Ended March 31,
						2006	2005	2004
Operations:
General and administrative						1,331,962	1,190,954	993,219
Option benefits						528,605	624,736	454,671
Project development						1,937,244	523,906	419,136
Other expense (income)						3,676,164	3,003,077	3,714,016
Net loss						7,473,975	5,342,673	5,581,042
Basic and diluted loss per share						(0.09)	(0.07)	(0.09)

Balance Sheet
Total assets						10,641,877	8,382,237	11,093,367
Total liabilities						6,151,882	888,816	992,926
Working capital (deficiency)						(709,685)	406,434	3,698,844
Resource property expenditures						3,123,684	3,729,078	3,115,319
Share capital
Authorized						250,000,000	250,000,000	250,000,000
Weighted average shares outstanding						86,129,983	76,875,180	60,431,353
Warrants						13,130,000	29,655,000	23,705,000
Options						5,785,000	4,750,000	3,500,000

	Quarters Ended
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	d-mmm	30-Jun
	2006	2005				2004

Operations:
General and administrative
and project development	1,774,779	571,408	423,956	499,063	438,686	491,594	403,082	381,498
Stock option benefits	-	-	528,605	-	-	-	624,736	-
Other expense (income)	1,268,395	1,061,758	609,448	736,563	435,902	817,328	927,228	822,619
Net loss	3,043,174	1,633,166	1,562,009	1,235,626	874,588	1,308,922	1,955,046	1,204,117
Basic and diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)

Balance Sheet
Total assets	10,641,877	9,292,197	8,337,771	8,686,417	8,382,237	8,913,780	8,556,336	9,874,580
Total liabilities	6,151,882	3,249,503	746,282	828,622	888,816	1,008,011	879,405	930,656
Working capital (deficiency)	(709,685)	(1,944,303)	(320,805)	656,368	406,434	1,042,187	1,100,385	2,499,322
Resource property expenditures	664,253	997,921	603,812	857,698	649,169	1,193,885	1,007,923	878,101
Share capital
Authorized	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000
Outstanding	87,258,853	87,258,853	87,071,353	85,471,353	81,471,353	80,026,853	75,221,353	75,221,353
Warrants	13,130,000	13,130,000	25,255,000	25,355,000	29,655,000	28,210,500	23,405,000	23,405,000
Options	5,785,000	6,085,000	6,085,000	4,560,000	4,750,000	4,750,000	4,750,000	3,120,000

Contractual Obligations

The Company has the following contractual obligations in place as of March 31, 2006:

2007
Calgary Office Lease	$47,260
Guyana Office Lease	$22,417

The accounting for all expenses for these activities is detailed in the attached consolidated financial statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most important in preparing the Company’s consolidated financial statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the fiscal year ended March 31, 2006 were $3,589,007 (2005 - $4,243,650) as follows:

$1,114,342 spent in Guyana (2005 - $2,067,740)

$533,761 spent in Venezuela (2005 - $910,481)

$1,937,414 spent in Costa Rica (2005 - $1,261,800)

$3,490 spent in Brazil (2005 - $3,629)

2. Expenses

Exploration  And Development Expenditures

During fiscal 2006 in Costa Rica, the Company had expenditures of $1,937,414 which included $236,191 for administration, $652,152 for consultants, $254,529 for camp,

site maintenance and security, $157,354 for public meetings, community relations and media relations, engineering and development of $477,429 and $159,759 for environmental and forestry. The increased activity in social and community development, public awareness, and media communications was part of the initiative associated with the approval of the Company’s environmental impact assessment from the environmental protection ministry or SETENA.

In Guyana, $297,908 was spent at Marudi Mountain for camp maintenance, security, transportation, and for completing the exploration drilling program. The Company incurred expenses of $816,434 at its Potaro/Maple Creek concessions for reclamation and exploration, wages and camp expenses.

In Venezuela, the Company incuured expenses for the  Las Cristinas Project of $533,761 in expenses of which $237,839 was spent on legal fees, $35,831 was spent on community relations, $66,208 was spent on administrative salaries and the balance of $193,883 was spent on general administration including rent. The decision to commence the program of International Arbitration with respect to Las Cristinas in early July 2004 required that the Company work to discontinue all legal actions in Venezuela related to the project.

The Company’s Venezuelan Kilometer 88 concessions, bordering the Las Cristinas property, were disposed of on November 11 and 25, 2004 (See consolidated financial statements, Note 3).  These dispositions were initiated because the ongoing arbitration action with respect to Las Cristinas against the Government of Venezuela reduced the probability that these concessions could be advanced and receive the necessary government approvals to continue exploration and development through to eventual production.

Administrative Expenses

Administrative expenses incurred in Canada for the fiscal year ended March 31, 2006 increased by $ 44,877 from $1,815,690 in fiscal year 2005 to $1,860,567 in 2006.   Increases included professional fees which increased by $127,832 to $324,165 in fiscal 2006 from $196,333 offset by stock option compensation which decreased  $96,131 from fiscal 2005 of $624,736 to $528,605 in fiscal 2006.

Project Development Expenses

Project development expenses in fiscal 2006 increased $1,413,338 to $1,937,244 from fiscal 2005 expenses of $523,906.

The consulting fee increase is mainly attributable to the engagement of professional services associated with producing a bankable feasibility study including a test program to evaluate cyanide destruction options and treatment of leach effluents and review of the geological resources mine planning and costing and other activities all associated with the Crucitas gold project in Costa Rica.

The increase in arbitration fees was due to increases in legal and technical support fees associated with the international arbitration process pertaining to Las Cristinas.

Stock based compensation decreased from $624,736 in fiscal 2005 to $528,605 in 2006, reflecting a decrease of $96,131.

Related Party Transactions

Related party transactions during of fiscal year 2006 totaled $204,907 versus $149,280 in fiscal year 2005. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month which will remain in effect from year to year until such time as it is terminated by either party and, the retention of a Director to provide professional project management services to the Crucitas gold project at $15,000 per month commencing in September 2005 which, became direct employment commencing January 1, 2006.

As described in the consolidated financial statements, Note 3, the Company returned certain properties in the Km 88 region of Venezuela to Boralis Holding A.V.V. which a Director of Vannessa Ventures Ltd. has an interest in.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment  for the assets consist of comparing the estimated asset value with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, “Operations Review”).  As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. After reviewing the Company’s interest in the project and receipt of the final resolution, (Resolución No 3638-2005-SETENA) issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005, the Company discontinued to record an impairment charge for current expenditures incurred in Crucitas during the year effective December 12, 2005.

3. Financial Condition and Liquidity

The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position increased from $1,062,716 as of March 31, 2005 to $1,675,350 as of March 31, 2006 due to the issuance of share capital and equity and debt financing. (See Note 9 to the Consolidated Financial Statements). The Company had a working capital deficiency  of $709,685 as at March 31, 2006 versus working capital of $406,434 at the end of fiscal year March 31, 2005.

As addressed in the Subsequent Events, Finance  section following, the Company borrowed $3,000,000 from its controlling shareholder, Exploram Enterprises Ltd. (“Exploram”), and Exploram exercised  warrants totaling approximately $1,900,000 for total proceeds of $4,900,000. The proceeds will be used to advance the completion of the feasibility study, general engineering and infrastructure at the mine site in Costa Rica  including the final payment on the SAG and ball mills as well as to fund general corporate requirements.

4. Net Loss and Cash Flow

The Company’s reported net loss for fiscal year 2006, in accordance with Canadian generally accepted accounting principles, is $7,473,975 or $(0.086) per share. This compares with a loss of $5,342,673 or $(0.07) per share for fiscal year ended March 31, 2005. The increase in the net loss for fiscal 2006 is due mainly to the increase of mineral interest impairment charges of $554,279 and the substantial increase in project development expenses of $1,413,338 over fiscal year 2005 attributable to the  consulting fees associated with the Crucitas development and the Cristinas arbitration addressed in the above project development  expenses section.

5. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

b) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

c) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5, Operational Review).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

6. Operations Review for Fiscal Year ended March 31, 2006 and Outlook for 2006/2007

Las Cristinas, Venezuela

Acqusition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity held by Vannessa. The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

(See Consolidated Financial Statements, March 31, 2006, Note 5, Mineral Interests, (d) Venezuela, (ii) Las Cristinas) reference Title Dispute and Legal Proceedings.

Over the past several years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 9, 2004.  The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company’s Request for Arbitration against the Bolivarian Republic of Venezuela.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. (see Subsequent Events (a)).The Arbitration Tribunal was constituted in June of 2005 and the initial meeting of the parties to discuss procedural issues was held in August of 2005. On January 13, 2006, the Company submitted material to ICSID called the Memorial which is a series of documents laying out the Company’s written arguments with respect to the arbitration.  Included are expert opinions, witness statements and document indices.  This written evidence will be the foundation for the briefer supplemental material to be submitted later in the process prior to the actual hearing.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

Maple Creek, Guyana

At the Maple Creek property in Guyana  there was no significant exploration or development work carried out during the year.  The property was under general care and maintenance and in July of 2005 Vannessa Ventures Ltd. acquired the 40 percent minority interest in Vanarde Mining Inc., the owner of the Potaro Diamond project, for 1,500,000 shares of the Company.  This will provide the Company with flexibility to explore for diamonds or gold in areas controlled by the Company but not by Vanarde.  Acquiring the minority interest will also simplify potential disposition or other transactions involving the property.

Marudi Mountain, Guyana

The drilling program for Marudi was substantially complete by the end of the last fiscal year and in the current year the final information was analyzed and reviewed.  The results changed the understanding of the deposit but did not result in adding significantly to the amount of mineralization around the existing mineralized zones.  Following completion of the drilling work, line cutting and general care and maintenance activities were continued on the property as there are still several areas with good potential geochemical anomalies that have not been drilled and large portions of the lease area remain unexplored or under-explored.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain.  In September of 2004  the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers.  This License gives the Company exclusive rights to occupy and explore the designated area.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. This ruling, based on existing Costa Rican law, allowed the Company (which had already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved was advanced and during 2004 and the first part of 2005 the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July 2004.  Also in June of 2004 a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country.  This meeting was a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted. As of March 31, 2006, their had been no further developments in this matter

On January 19, 2005, the Company received a request from SETENA to file responses to questions identified during the review of the Company’s Environmental Impact Statement and during the public involvement process. The Company responded  in the form of an Annex to the Environmental Impact Statement.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica. The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”)  This action has not advanced past the filing of the Request.

In December 2005 the Company announced that its subsidiary, Industrias Infinito S.A., had successfully concluded the environmental permitting process for the Crucitas property when the SETENA passed a final resolution on December 12, 2005  approving the Company’s Environmental Impact Statement and fixed the amount of the Environmental Performance Bond required for the project at $US 600,000.  This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent of the identified gold resources.

On March 1, 2006 the Company published a news release announcing the results of a 43-101 Technical Report prepared by Geostat International  This report, which was subsequently filed on SEDAR, lays out the gold and silver resources identified at the Crucitas mine project.  In addition, other consultants including Micon International Ltd., are doing a bankable feasibility study which includes a mine plan, plant design, definition of operating and capital cost and a financial analysis. Golder and Associates are contributing to this with the tailings dam design and pit slope analysis and CyPlus GmbH have carried out work to optimize the cyanide destruction process.  This work is part of a feasibility study being prepared on the Crucitas project which is expected to be concluded near the end of July 2006.  In March 2006, the Company also announced it had secured a 1,750 Hp SAG mill and a 3,000 Hp ball mill for $US 1 million which are suitable for milling 5,000 tonnes per day of hard rock feed and serves the purposes required at Crucitas.  These assets were originally purchased in January 2006 secured by deposits  and will be  paid in full in June of 2006.

Subsequent Events

Subsequent to March 31, 2006 and as of July 25, 2006, the Company reports the following developments:

(a) Arbitration

In July 2006 the Government of Venezuela filed documentation with ICSID raising formal objections as to the Arbitral Tribunals jurisdiction in the dispute.  As a result ICSID has ruled that it will receive written arguments from the parties on the jurisdictional issues over the next number of months with an oral hearing to address the issue of jurisdictional  competence to be held in May of 2007.  If the Tribunal rules that the issues raised by Venezuela are within the Jurisdiction of the Tribunal, then the process on the merits of the original arbitration case will continue.   Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind.

Although the Company is confident in the validity of its position, substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

(b) Crucitas, Costa Rica

Between March 31, 2006 and July 25, 2006

The Company has been advancing the progress of the feasibility study which will lay out the plan complete with economics for developing the project which will be used to approach prospective financiers.  In addition, the Company made the final payment in June for the two mills that had been secured for a total cost of just over US$ 1 million.  The mills are being stored in California and will be shipped to Costa Rica for general maintenance and installation as required.  As part of its obligations made in the Environmental Impact Statement, and as part of its ongoing commitments to social responsibility, the Company has continued with its work focusing on the seven local communities surrounding the mine.  Initiatives include helping set up co-operatives to develop community based industry and activity not directly related to mining.  In addition training facilities have been constructed to promote computer literacy, the sewing and textile industry, organic farming and aquaculture and other activities.  The Company has worked with the federal governments training arm to encourage and assist local people to develop electrical, mechanical and other skills that would be in demand once the mine is in production and several individuals have been sent to the only producing gold mine in Costa Rica to receive introductory level training and exposure to the mining environment.

Infinito is also working with the municipalities to develop and improve road access to the mine and the communities along the access road and with the local power utility to bring in single phase power to the project site and the community nearest the mine which is currently not serviced with electricity.  Discussions are also in the final stages with the local power utility to plan and construct a high voltage line that will be required to service the mine once it is in production.

(c) Marudi and Paint Mountain

The Company has met with the Geological Suvey in Guyana (GGMC) and explained the results of the Marudi drilling program.  The Company is reviewing various alternatives for the continuing exploration and development of the Marudi and Paint Mountain areas which may include seeking a partner to continue to explore for gold in the region to build upon the mineralization already identified.

(d) Maple Creek

Following the purchase of the 40 percent minority interest in Vanarde Mining Inc. the Company has recommenced exploration and bulk sampling for diamonds near Maple Creek but not in the immediate area of prior activity.  In the past, the Company had utilized contract miners with considerable success in the Patience Creek and Lower Uewang drainages and the Company commenced direct exploration in this area in June of 2006.

(e) Finance

On April 13, 2006, the Company borrowed $1,500,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after June 30, 2006 and is secured by a general security agreement over the Company's assets.

On May 5, 2006, a Director of the Company exercised 300,000 warrants a price of $0.28 per warrant for proceeds of $84,000.

On June 19, 2006, the Company borrowed $1,500,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after August 31, 2006 and is secured by a general security agreement over the Company's assets.

On July 4, 2006, 165,000 stock options due to directors and employees expired.

On July 12, 2006, the majority shareholder of the Company, Exploram Enterprises Ltd., exercised 4,805,500 warrants at a price of $0.40 per warrant for proceeds of $1,922,200.

To develop the Crucitas project, the Company will require additional funding.  The Company has had preliminary discussions with various firms that have the capability to secure equity or debt financing to develop the mine.  The finalization of the feasibility study in July or August will be an important step in providing information to secure the appropriate financing.

Form 52-109F1 Certification of Annual Filings

I, John R. Morgan, Vannessa Ventures Ltd., President, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Vannessa Ventures Ltd. for the year ended March 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and,

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

July 26, 2006

Signature:/S/  John R. Morgan

John R. Morgan

President

Form 52-109F1 Certification of Annual Filings

I, Cameron B. Boyer, Vannessa Ventures Ltd., Controller, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Vannessa Ventures Ltd. for the year ended March 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and,

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

July 26, 2006

Signature:/S/  Cameron B. Boyer

Cameron B. Boyer

Controller